SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 1 OF 9 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Harken Energy Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    412552309
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 2 OF 9 PAGES

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Alexandra Global Master Fund Ltd.
                  (No I.R.S. ID Number)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)[ ]
                                                             (B)[ ] (See Item 6)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER

   SHARES                           -0-
                  --------------------------------------------------------------
BENEFICIALLY      6        SHARED VOTING POWER

  OWNED BY                 10,675,116 shares of Common Stock (See Item 4)
                  --------------------------------------------------------------
   EACH           7        SOLE DISPOSITIVE POWER

 REPORTING                          -0-
                  --------------------------------------------------------------
  PERSON          8        SHARED DISPOSITIVE POWER

   WITH:                   10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9% (See Item 4)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 3 OF 9 PAGES

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Alexandra Investment Management, LLC
                  13-4092583

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)[ ]
                                                             (B)[X] (See Item 6)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER

   SHARES                           -0-
                  --------------------------------------------------------------
BENEFICIALLY      6        SHARED VOTING POWER

  OWNED BY                 10,675,116 shares of Common Stock (See Item 4)
                  --------------------------------------------------------------
   EACH           7        SOLE DISPOSITIVE POWER

 REPORTING                          -0-
                  --------------------------------------------------------------
  PERSON          8        SHARED DISPOSITIVE POWER

   WITH:                   10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9% (See Item 4)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  OO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 4 OF 9 PAGES

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Mikhail A. Filimonov
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)[ ]
                                                             (B)[X] (See Item 6)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER

   SHARES                           -0-
                  --------------------------------------------------------------
BENEFICIALLY      6        SHARED VOTING POWER

  OWNED BY                 10,675,116 shares of Common Stock (See Item 4)
                  --------------------------------------------------------------
   EACH           7        SOLE DISPOSITIVE POWER

 REPORTING                          -0-
                  --------------------------------------------------------------
  PERSON          8        SHARED DISPOSITIVE POWER

   WITH:                   10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9% (See Item 4)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Dimitri Sogoloff
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)[ ]
                                                             (B)[X] (See Item 6)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER

   SHARES                           -0-
                  --------------------------------------------------------------
BENEFICIALLY      6        SHARED VOTING POWER

  OWNED BY                 10,675,116 shares of Common Stock (See Item 4)
                  --------------------------------------------------------------
   EACH           7        SOLE DISPOSITIVE POWER

 REPORTING                          -0-
                  --------------------------------------------------------------
  PERSON          8        SHARED DISPOSITIVE POWER

   WITH:                   10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,675,116 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.9% (See Item 4)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 6 OF 9 PAGES

Item 1(a).        Name of Issuer:

                  Harken Energy Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  580 WestLake Park Boulevard
                  Suite 650
                  Houston, Texas 77079

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management")
                  Mikhail A. Filimonov ("Filimonov")
                  Dimitri Sogoloff ("Sogoloff")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662,
                  Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York,
                  New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York,
                  New York 10017
                  Sogoloff - 767 Third Avenue, 39th Floor, New York,
                  New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.
                  Sogoloff - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share, of the Issuer (the
                  "Common Stock")

Item 2(e).        CUSIP Number: 412552309

Item 3.           This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra,
                  Management, Filimonov and Sogoloff

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:

                           Alexandra: 10,675,116 shares*
                           Management: 10,675,116 shares*
                           Filimonov: 10,675,116 shares*
                           Sogoloff: 10,675,116 shares*

                  (b)      Percent of Class:

                           Alexandra: 4.9%*
                           Management: 4.9%*

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 7 OF 9 PAGES

                           Filimonov: 4.9%*
                           Sogoloff: 4.9%*

                           (Based on 207,809,100 shares of Common Stock outstanding, as of November 1, 2004, as reported to the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

                  (c)      Number of Shares as to which the Person has:

                           (i)      sole power to vote or to direct the vote

                                                     -0-

                           (ii)     shared power to vote or to direct the vote:

                                    10,675,116 shares of Common Stock*

                           (iii) sole power to dispose or to direct the disposition of

                                                     -0-

                           (iv) shared power to dispose or to direct the disposition of

                                    10,675,116 shares of Common Stock*


*The shares of Common Stock reported as beneficially owned by Alexandra include 5,882,353 shares of Common Stock that Alexandra has the right to acquire upon conversion of shares of Series J Convertible Preferred Stock, $1.00 par value, of the Issuer (the "Preferred Stock"), 3,028,056 shares of Common Stock that Alexandra has the right to acquire upon exercise of common stock purchase warrants and 1,764,707 shares of Common Stock which Alexandra has the right to acquire upon conversion of additional shares of Preferred Stock and upon exercise of additional common stock purchase warrants which shares of Preferred Stock and common stock purchase warrants Alexandra has the right to acquire upon exercise of certain rights.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. Sogoloff serves as the President, a Managing Member and the Chief Information Officer of Management. By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 8 OF 9 PAGES


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

      Exhibit I: Joint Filing Agreement, dated as of May 5, 2004, by and among Alexandra, Management, Filimonov and Sogoloff (incorporated herein by reference to the exhibit with the same number filed with Schedule 13G filed by the persons reporting on this Amendment No. 1).

SCHEDULE 13G
CUSIP NO. 412552309                                            PAGE 9 OF 9 PAGES


                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated as of February 14, 2005

                    ALEXANDRA GLOBAL MASTER FUND LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member


                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member

                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov

                    /s/ Dimitri Sogoloff
                    ----------------------------
                    Dimitri Sogoloff